UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 333-131651
CUSIP Number: 380411108

(Check One): ☐ Form 10-K or 10-KSB     ☐ Form 20-F     ☐ Form 11-K     ☑Form 10-Q or 10-QSB   ☐ Form 10-D
   ☐ Form N-SAR           ☐ Form N-CSR

  For the Quarterly Period Ended: June 30, 2007

          ☐ Transition Report on Form 10-K
          ☐ Transition Report on Form 20-F
          ☐ Transition Report on Form 11-K
          ☐ Transition Report on Form 10-Q
          ☐ Transition Report on Form N-SAR
                       For the Transition Period Ended: _________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant: GoFish Corporation
Former name if applicable: Unibio Inc.
Address of Principal Executive Office (Street and Number): 706 Mission Street, 10th Floor, San Francisco, CA 94103

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Form 10-QSB for the quarterly period ended June 30, 2007 could not be filed within the prescribed time period because of the need to devote additional time to complete a review of the information required to be included in the Form 10-QSB.  The Registrant expects that its Form 10-QSB for the quarterly period ended June 30, 2007 will be filed no later than the fifth calendar day following the prescribed due date.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:
Michael Downing	(415)	738-8706
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 ☑Yes ☐No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant currently anticipates reporting a net loss of approximately $5.9 million for the quarterly period ended June 30, 2007, as compared to a net loss of approximately $0.7 million for the quarterly period ended June 30, 2006. The increase in net loss for the quarterly period ended June 30, 2007 as compared to the prior period is due to, among other things, increased employee headcount and salaries, additional compliance and related costs as a result of becoming a public company in 2007, acquisition costs, and increased insurance and related expenses.

GoFish Corporation
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2007	By:	/s/ Michael Downing
Name: Michael Downing Title: Chief Executive Officer